January 15, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ronald (Ron) E. Alper

Re:	Hennessy Capital Investment Corp. VII
Registration Statement on Form S-1, as amended (File No. 333–283087)

Mr. Alper:

Hennessy Capital Investment Corp. VII (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m., Washington D.C. time, on January 16, 2025, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

We would appreciate it if, as soon as the above-captioned Registration Statement is declared effective, you would so inform Michael P. Heinz of Sidley Austin LLP at (212) 839-5444.

Very Truly Yours,

Hennessy Capital Investment Corp. VII

By:	/s/ Nicholas Geeza
Nicholas Geeza
Chief Financial Officer

cc:	Daniel J. Hennessy, Hennessy Capital Investment Corp. VII
Jeffrey N. Smith, Sidley Austin LLP
Douglas Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP
Simon Raftopoulos, Appleby (Cayman) Ltd.
Alexandra Low, Appleby (Cayman) Ltd.